Exhibit 99.6

Earnings Call 2

INFOSYS Limited

EARNINGS CALL 2

Q2 FY 2014 RESULTS

October 11, 2013

CORPORATE PARTICIPANTS

S. D. Shibulal

Co-Founder, Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Dr. C. N. Raghupathi

Head, India Business Unit

B.G. Srinivas

Head of Europe and Global Head of Financial Services & Insurance

investors

Joseph Foresi

Janney Montgomery Scott

Rod Bourgeois

Bernstein

Edward Caso

Wells Fargo Securities

Dave Koning

Baird

Moshe Katri

Cowen & Company

Keith Bachman

Bank of Montreal

David Grossman

Stifel

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Inba. Hello, everyone, and welcome to Infosys Q2 FY‘14 Earnings Call. I am Sandeep from Investor Relations team in New York. Joining us today on this Earnings Call is CEO and M.D. – S.D. Shibulal; CFO – Rajiv Bansal along with other members of the senior management team. We will start the call with some remarks on the performance of the company for the recently concluded quarter, followed by outlook for the year-ending March 31st, 2014. Subsequently, we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I will now transfer the call to S.D. Shibulal.

S.D. Shibulal

Thank you, Sandeep. Good morning, everyone, and welcome to our earnings call. I will begin by giving an overview of our performance of Q2. We have done fairly well in Q2. We grew 3.8% in reported currency terms, in constant currency terms we have grown 4.2%. Our volume growth has been 3.1% in Q2. Onsite volume increased by 0.7% and the offshore volume increased by 4.3%. Our realization increased marginally by 0.6% in reported currency terms and 0.9% in constant currency terms. In constant currency terms, the offshore revenue productivity went up by 2.0%, and the onsite revenue productivity went up by 1.7%. Our utilization also has gone up, our utilization excluding trainees is at 77.5% as of end of Q2. We have seen very strong client additions in Q2. We have added 68 new clients taking the total to 873. The net addition of clients during Q2 has been 37. More importantly, 5 of those clients are US Fortune 500 which is a very good sign. These clients which will give us growth in the coming years. We have added over 12,000 employees during Q2, our total strength today is at 160,227. Our operating margin is 21.9% after the provision we have done of $35 mn. Without the provision, our operating margin is flat from Q1 to Q2 at 23.6%.

Let me give you some color in different verticals. Let me start with Financial Services. We have seen some increased momentum during the last 3 months both in US and Europe. It is predominantly driven by additional spend in the area of new products and channels. We are also seeing increased interest in Cloud and Mobility compared to a year back. The spending on compliance and regulatory related matters continues in Financial Services. At the same time, we are seeing positive momentum towards managed services, social media and business-facing platforms & products. However, in Financial Services, the overall discretionary spend continues to be muted with a flat-to-negative outlook. Clients continue to focus on savings and reducing their operational cost. Vendor consolidation, infrastructure modernization and digital transformation continue to be of interest to clients in Financial Services.

In Retail and CPG, we are seeing a new wave of vendor consolidation happening. Digital Marketing continues to see strong investments. At the same time, we are seeing strong focus on reducing non-discretionary spend which is leading to creation of large legacy opportunity for us. We are seeing a slowdown in large transformational deals in Retail and CPG. In the area of Business Intelligence and Digital Commerce, we are seeing better momentum compared with last year.

In Manufacturing, the momentum in Hi-tech remains positive, even though the client spend is relatively stagnant due to sluggishness in PC markets and slower growth in Europe and emerging economies. We are seeing spending in automotive, aerospace and other industries, driven by increased spend on technologies like digital, connected vehicles and analytics. Global expansion continues to be of priority to our manufacturing clients. The primary growth driver for Manufacturing will continue to be Americas with Europe expected to see some challenges as some large transformational programs are nearing completion for us.

Energy & Utilities and Communication Services provider space continues to see challenges, especially the wireline telecom space. We have been focused on increasing our revenue in wireless and cable during the last couple of years. While our percentage of revenue from wireless and cable has gone up, it is early stages for us to mitigate the risk of the wireline space. There is limited discretionary spend in this vertical and these projects are driven by the business. We are focused on proactively creating large deals and that has led to better pipeline compared with last year in this vertical.

Now, let me give you some color on our service offering. Let me start with Business and IT Services. Overall most deals in this space are focused on vendor consolidation, end-to-end application management and application modernization. We have won 5 large deals this quarter with a TCV of approximately $450 mn - 3 of these deals were in FSI, 1 each in RCL and Manufacturing; 2 deals were in Americas, 2 in Europe and 1 in Rest of the World. Most of the large outsourcing pipeline is driven by clients looking at restructuring existing spend with a bias towards ADM and infrastructure management. We are focused on winning large opportunities with new revenue streams.

We continue to see traction and win large transformational deals in the Consulting & Systems Integration space.

Products & Platforms has shown traction during this quarter. We have 15 new wins -- 8 in Products and 7 in Platforms. This quarter, our TCV win was 50% more than our TCV win in Q1. Today, our Products & Platforms touches 80 clients across the globe. We are seeing increased adoption of SaaS, cloud-based software development, leveraging IP and configurable solutions over the last 2 quarters. Today, we have 200 engagements in the cloud space with 4,500 experts and 35 partners.

Before I conclude, let me give you a brief update on some of the organizational changes we have done recently. To bring in renewed focus in growth markets, we have combined Australia, China, Japan, Middle East and Southeast Asia into a single unit with different P&Ls for each of those countries. These countries will be headed by respective country heads, who will be responsible for revenue, onsite delivery and operations for these countries. These four country heads will report to Jith who will report into me. We have also renewed our focus on 3 vertical units – Utilities & Resources, Insurance & Life Sciences, and they will be headed by Stephen Pratt, Ravi and Manish. Both BITS and CSI offering heads will now report to Kakal. We have done these changes to sharpen our focus on growth markets, consolidate our delivery operations, improve utilization and productivity, increase client velocity and improve accountability.

Before I conclude, let me touch upon the guidance. We have changed our guidance to 9% to 10%. In the beginning of the year, we had started out with 6% to 10% as the growth guidance for the year. At the beginning of second quarter, we had stuck with 6%-10% which in constant currency terms meant 7.4%-11.4%. The 9%-10% guidance which we are giving today implies 9.9%-10.9% in constant currency terms. We have not changed the top end of the guidance since we remain watchful of multiple factors. Number one, Q3 and Q4 are soft quarters for us. There are holidays and furloughs during Q3. More importantly, we have started on a transformational journey and a number of internal changes focused on cost optimization, increasing productivity and quality, increasing sales effectiveness and creating a new model of global delivery, what we call VIGDM. These initiatives are very much in the early stages and it is too early to derive benefit from these initiatives. These initiatives will take time to deliver benefits, hence we remain cautious and we have changed our guidance to 9%-10%.

With this, let me now conclude and pass on to Rajiv to give further details on financial highlights.

Rajiv Bansal

Thank you, Shibu. Good morning, everyone. As Mr Shibulal was saying, our revenues for the quarter grew sequentially by 3.8% in dollar terms, which on a constant currency basis is a 4.2% growth. EPS for the quarter is at $0.67. This includes a provision of $35 mn for visa-related matters. EPS without this provision is at $0.73, which is same as last quarter. Excluding the provision for visa-related issues, the margin for the quarter is at 23.5% same as that of last quarter.

We saw significant volatility in currencies during this quarter with the rupee depreciating by 16% intra-quarter and on an average by 11%. We have outstanding hedges worth $1.1 bn as of September-end.

As we had mentioned in our July earnings call, we have given an 8% compensation increase to our sales staff effective May 1, 8% increase to our offshore staff and 3% increase to our onsite staff effective July 1. This has impacted our margins for Q2 by approximately 300 basis points. The benefit of rupee depreciation has been offset primarily by salary hikes.

Our net margin is at 18.5% for the quarter, primarily because of the charge that we have taken for the visa-related matters. Excluding which, the margins are at 20.2% as against 21% in previous quarter. The reduction is on account of lower interest income in dollar terms because of rupee depreciation and exchange loss because of extreme currency volatility.

Our cash and cash equivalents including available-for-sale assets is at $4.297 bn as against $4.054 bn last quarter. Our DSO is at 62 days as against 65 days in the previous quarter. As Shibulal was saying, we have revised our guidance to 9%-10% for the full year. Our revised October guidance is restated based on last year average rate will be 9.9%-10.9% for the full year.

With this I open the floor for questions.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from the line of Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

I wonder if you could give us some color, I know you have not given guidance on it, but if you can talk a little bit about your thoughts on margins through the back half of this year and maybe heading into next year? It seems like the business is starting to stabilize. So you may have maybe better visibility on what that profile might look like. So maybe we could start with the margins?

Rajiv Bansal

If you look at the margins of the company for the last 3 quarters, it is at 23.5% operating margin. We have seen couple of good quarters in the last 8 quarters, we have seen some bad quarters. So, one of the primary focus that we have is to ensure that we invest back in the business, we get the growth momentum and we see the predictability in our revenues. Now, what we are doing as we are investing into our sales engine - we are working on the sales effectiveness, we are investing the money back in the employees, we gave a wage hike to employees considering that employee morale is one of the issues that we need to tackle, attrition is one thing that we need to focus on, we have changed our compensation structure to increase more fixed component, we have increased the variable pay and the bonuses for the employees and we made a provision that. So I think what we are doing is trying to create a growth engine which will give us a sustainable growth at superior margins in the future. Anything that we are seeing more than 23.5% in the last 3 quarters has been ploughed back into the business to make these investments. Some of these investments will give us returns in the medium to long-term. We still have levers to improve our margins like utilization which is at 77.5% excluding trainees. I would like it to go up to 82% which is another 4.5% which should give us a good upside on the margin. Our onsite effort mix is still at 31.2%. One of the initiatives that we are running is to bring it down which will give us further levers on the margin. So there are many levers that we have on the margin but I think the primary focus right now in this year has been to ensure that we invest back in the business, we create a good momentum, we have a good pipeline, we ensure that we have a very efficient delivery engine and we invest in quality and productivity in the tools, in the Products and the Platforms, which will give us superior growth at superior margins. So, I think for this year I would say that our margins would remain in this narrow range of +/-1% to what we have today, I think the exit rate of the margin for this year is very important. Some of the initiatives that we are taking on the cost optimization will start yielding benefits towards the end of this year. And I think if we are able to exit this year at good margins that will set the floor for the next year.

Joseph Foresi

So just to be clear, holding the margin at this 23.5%, that is due to reinvestment, not due to any kind of changes in the pricing methodology?

Rajiv Bansal

No. If you look at the last 3 quarters, the reported revenue per employee that we had reported has been almost stable. Last quarter it was flat and this quarter it is up on a constant currency basis by 0.9%. So we are seeing the pricing environment to be stable. We are not seeing, a very volatile pricing environment. That is a good sign. The margin that we are seeing is primarily because of the initiatives we have taken to focus on making the investments, which will give us returns in the long-run.

Joseph Foresi

And the last question for me, there has been exit of a number of different managers. May be you can talk about the client reaction to that and any color you could provide on the visa issue? Any color you can provide on the managers that you have seen leave the organization, the client reaction?

S.D. Shibulal

So I think we have seen exit of 2 or 3 people, not many. This is an organization with 160,000 people with a very deep leadership pool. As early as 2002, we have started investing in leadership development. We have 45 people in Tier-1 leadership, 150 people in Tier-2 leadership and 300+ people in Tier-3 leadership, which means we have large number of people in the leadership pool with very deep experience. Our people are some of the best in the industry. It is quite natural for them to look at other opportunities. Some of them will find the aspirational opportunities outside. It is part of life. More importantly the fact that we have the deep leadership pool allows us to do transitions almost seamlessly. For example, Ashok Vemuri’s portfolio has been taken over by Sanjay Jalona who has been with Infosys for more than 13 years. More importantly, our client relationships are definitely multi-level. We have relationships with multiple levels with the client. I have relationship with the client, Kris has relationships, the industry vertical heads have relationships and the Regional Heads have relationships. Because of that, any change (which could be because the person is taking up a new responsibility within the organization or a person is moving out of the organization) we are able to manage almost seamlessly. There are multiple relation touch points with the clients and that is exactly what we have done in the recent cases also. So, that is one question. The second one is on the visa. We are engaged in discussions with the US Attorney’s office and other government departments regarding a civil resolution of the government investigation into the company’s compliance with I-9 Form requirements and past use of B-1 visas. Based on the status of these discussions, we have set aside a reserve of $35 mn including legal cost. Because these discussions are ongoing, we are unable to provide additional details at this point in time.

Moderator

Thank you. Our next question is from Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

It sounds like you are implying, you are essentially capping your operating margin at around 23.5% in the near-term despite the big boost that you are receiving from rupee depreciation even over the last 3 months. So if it is accurate that you are essentially pegging your operating margin at 23.5% range in the near-term, what do you see as your long-term aspiration for operating margin recognizing that you are pursuing some pretty important cost optimization initiatives? It sounds like you are maybe having an aspiration to get margins back to a higher level, but I just wanted to probe on that some?

Rajiv Bansal

Absolutely, we have an aspiration to have superior margins, better than anybody else in this industry. That has always been our aspiration and that continues to be our aspiration. We planned to give wage hike to our employees even when we did not know the rupee depreciation benefits. We announced wage hike in the middle of June when there was no sign of rupee depreciating the way it did. So, I think the important message is that we are making investments even if it shows up on the margins or it impacts our margin in the current quarter or the subsequent quarter. I think the important part for us is to ensure that we create the momentum, we invest in the right things, we invest in our employees, we invest in the sales, we invest in the delivery, we invest in quality productivity. And if we do all the right things, definitely, the growth will come back. If the growth comes back the margin will automatically come back. In earlier interaction that I had with the investors and analysts, I have been saying do not look at margins this year on a quarter-to-quarter basis. Please look at what our exit margins are going to be for this year because that will set the floor for the next year. On our aspirations, our aspirations are to have the best margins in the industry and that will always remain so.

Rod Bourgeois

And then last quarter we asked some about any new high level strategic plans and you guys emphasized that you are going to be more focused on wining large outsourcing deals. Can you give us a further update on any additional modifications to your strategic direction, and in particular can you address whether you are moving towards more centralized decision making and leadership?

S.D. Shibulal

We have been focused on the large outsourcing deals over the last 18 months. If you look at the second half of last year, we won close to $1 bn of large outsourcing deals. Remember, these deals are multi-year deals, they give about 4% of the revenue in the first year and about 20% next year. In fact it takes a couple of quarters for these deals to ramp up. You have seen in the last two quarters that the deals which we won in H2 last year are delivering some revenue. In the first half of this year also we have won close to $1 bn of large outsourcing deals. I expect that in the next couple of quarters, these deals will deliver revenue and that will allow us to grow. At the same time, these deals are extremely price-sensitive; they are very competitive and sometimes very difficult to differentiate in these deals. So our focus is to execute them effectively. That is where one of our major initiatives on productivity and quality improvements comes into picture. It is about increasing productivity, efficiency and making sure that while these deals may be obtained at a lower than our average margin, we can achieve our average margin during the lifetime of these programs. So that is what we are trying to do in that space.

Rod Bourgeois

Yes. I was wondering, if you are doing anything organizationally to centralize decision making and leadership, such as moving some of your senior staff back to India to have more centralized decision-making?

S.D. Shibulal

No, we are not. In fact, we continue to focus on different P&Ls. Each of the industry verticals operate as P&Ls. We have now created a new P&L for the growth market. So we are continuing on our journey of enabling leaders at the next level to own up P&Ls and take decisions.

Rod Bourgeois

Are you tightening the reins on pricing or are you still in an environment where you need discretion on pricing in order to drive the growth that you need right now?

S.D. Shibulal

We will always need discussion on pricing at whatever level it is. Whether it is at my level, next level, next to next level, we will always need to balance growth and pricing. It is very important that we win our deals at our aspirational margins. If we do not, we make sure that we achieve our aspirational margins during the life of those deals by multiple interventions. So whether the decision is made at my level, which it is not, or any other level, pricing will continue to be something which we need to watch out for.

Moderator

Thank you. Our next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Good morning and congratulations on the strong and broad-based revenue growth. I was curious to dig in a little bit more on the impact of the larger transactions that you have been chasing off late, just sort of what percentage revenue contribution they may be offering? And also you talked about price realization being roughly flat, but that benefits from an improving utilization. So I was curious what the sort of the apples-to-apples pricing component of realization was?

S.D. Shibulal

On the large deals as I said if we win about $1 bn of large deals this year, it will give approximately 20%, that is $200 mn next year. We need to continue to win. I actually said it multiple times during the day that we have not won enough. For a company of our size with $8 bn of revenue, we need to win a lot more large deals and that is what we are focused on. We have a pretty good pipeline but these deals are highly competitive and also price-sensitive. The winning mostly happens based on the strength of the solution. So everything we have done, creating Business and IT operations, Consulting & Systems Integration, ability to build multi-tower deals, senior people involved in creating solutions, all of that is contributing towards these wins. Regarding the pricing, it is apple-to-apple, because the revenue realization which we talk about is billed revenue realization, it is not gross revenue realization. So there is no impact of utilization on the revenue realization which we talked about. Our revenue productivity per billed employee went up by 0.6% in reported currency terms and 0.9% in constant currency terms.

Rajiv Bansal

Just to answer your question on utilization improvement, yes, we did see 2.4% improvement in utilization during the quarter which does give us a benefit on the margin. But as I said, we had a gain of 250 basis points because of rupee depreciation during the quarter but our wage impact was 300 basis points. For that the margin should have come down to 50 basis points. Some of that was offset by improvement in revenue productivity and utilization.

Edward Caso

Can you talk a little bit about the Indian market? We are continuing to hear that that domestic market has sort of gotten quiet for everybody or maybe so price-sensitive that service providers are being more reluctant to pursue it?

S.D. Shibulal

Let me request Raghu to respond to that question.

Dr. C.N. Raghupathi

The Indian market of course is price-sensitive. But there is a lot of opportunity over here, because India as a country, the entire subcontinent is underinvested in IT. The challenge for all service providers is to find new ways of delivering services like Cloud, Mobility, etc. Two or three things that come to mind, one is the last mile connectivity is the biggest problem. We are executing some exciting projects over here. Of course, being an election year there is a little bit of quiet in the central government spending, the states of course continue to spend and the private sector continues to spend. It is an exciting market but has its own challenges in terms of the way people buy and the price sensitivity.

Moderator

Thank you. The next question is from Dave Koning of Baird. Please go ahead.

Dave Koning

Hi guys. Great job. I just wanted to start out Q1 and Q2 sequential growth were quite good and looked a lot like the average of last 5 years. But the way you that are guiding Q3 and Q4 kind of implies the worst quarters in the last 5 years and it does not feel like the environment is kind of back where we were 4 years ago when things were really slow, feels more like things are at least decent. So I am just wondering why we are kind of looking at growth going forward that is more like the worst of the last 5 years?

S.D. Shibulal

If you look at the last 5 quarters, every quarter we have grown. But if you look at the last 8 quarters, you can clearly see that we have faced some volatility. Even in the last 5 quarters, where we have grown every quarter, there has been difference in growth rates. So, we remain cautious, number one. Number two, traditionally Q3 and Q4 are comparatively weak quarters for us, and it has nothing to do with the environment. Last year was slightly different, but if you look at the last many years, you will see that Q3 and Q4 are traditionally weak quarters, and there are a number of reasons for that. Number one, Q3 (Dec quarter) has more holidays, furloughs, it is the end of the year, the budgets are coming to an end. So, if there is no budget flush, then the spending will taper off. Q4 (Mar quarter) is the quarter in which new budgets come on line, we have to win those budgets and then start delivering to those. So, those are the external factors. But more importantly, there are internal factors. While we have seen growth in Q1 and Q2, we have started number of new initiatives inside; we have started initiatives on cost management, on sales force effectiveness, increasing productivity and quality and increase in our offshore through VIGDM. All of these are in nascent stages. It will take a few quarters before the benefits will start flowing in. Because of these factors and because of the facts like having seen volatility in the last 8 quarters, we are entering soft quarters, the internal changes are yet to yield material benefits; we have to remain cautious. We have changed our guidance to 9%-10%, which is 9.9%-10.9% in constant currency terms. As we have said in the past, our guidance is a statement of fact as we see it today. We have looked at our pipeline, we have looked at our wins, we have looked at our clients, we have looked at our clients’ furloughs during the quarter, we have looked at all of those and we feel that this is the right guidance at this point in time. We are cautious.

Dave Koning

Secondly, just when you look for that M&A opportunity, Lodestone was a nice add late last year and helped this year, are there other things you look to do just given your big cash balance? It seems like a lot of your competitors are making acquisitions too.

S.D. Shibulal

We have just announced 400% dividend – Rs.20 per share. We have always given cash back to investors as and when we felt that it is better utilized in our investor’s hand and we are not using it. We have an aspiration to do acquisitions, something in the Products & Platforms space, something probably in the Life Sciences space, something in Public Service. But these are critical investments for us. Last year we have done the Lodestone acquisition, the integration is complete. We are going to market together and we are starting to see some benefits. We have to make the right decision when it comes to acquisitions. So we are looking for opportunities, at the same time it has to be very, very strategic, it has to be done with a lot of thought and that is what we are trying to do.

Dave Koning

Finally, just tax rate, just to make sure we are clear on this. Year-to-date, you are at about 26.5% tax rate, is that pretty stable probably the rest of the year? I guess that is a lot like last year as well.

Rajiv Bansal

Effective tax rate has been between 26% and 27% in that range and it will continue to be in that range in this financial year and probably in the next financial year too.

Moderator

Thank you. The next question is from Moshe Katri of Cowen & Company. Please go ahead.

Moshe Katri

Nice quarter. Looking into Europe, which was pretty solid during the quarter, can we kind of dive a bit more into what we are seeing in terms of growth out of the UK versus Continental Europe and then which regions in Continental Europe are showing the most promise?

B.G. Srinivas

With respect to Europe again, in the macro we have definitely seen a fair degree of stabilization. Even in the last quarter, we have seen all indicators turning to be slightly positive including the economic sentiment indicator. If you look at what it has an impact on our clients across sectors, the deal activity in sectors like Retail, Energy, Utilities, Telco and Financial Services pick up in UK, which is the most mature market in Europe. Particularly in the Continent, the German market is opening up for sure. We have participated in several large deal opportunities; two in Manufacturing and one in Retail which we have won in the last 2 quarters. So this is a market where we have invested significantly in building our local presence, nearshore centers as well as our acquisition of Lodestone which has a significant presence in Germany has helped us both participate and win opportunities in Germany. Switzerland and Benelux has always been more mature though they are small markets, we have good traction in Financial Services, Manufacturing and Life Sciences in these two geographies. Beyond this, we see in the last 6 months, Nordics also opening up. Though Nordics is a fragmented market, but there again Energy, Financial Services, Manufacturing are sectors where we are seeing deal activity and we are increasing our presence in Nordics to capture these opportunities as well. France is a market while it is large, it is still slow at this point in time. However, we also have certain opportunities, which will mature for the fiscal year that is 2014 and we are actively pursuing them. Amongst the continental markets, Germany, Nordics, Benelux and Switzerland are the markets which are opening up much more than France.

Moshe Katri

And then is it possible to get sequential growth rates in Europe, like UK, and then Continental Europe and then, is it also possible to get sequential growth out of Europe excluding Lodestone?

B.G. Srinivas

Today, if you look at the overall revenue share, UK has about 48-50%, it varies on a quarterly basis, so about roughly close to 50% of the market is from UK. Rest is distributed across the continent. However, we do not share the country-specific numbers at this point in time, it is not in the public domain.

Moshe Katri

And then, if you exclude Lodestone then the sequential growth in Europe?

S.D. Shibulal

The Lodestone integration is a very tight integration. It may look like a subsidiary but it is no more a subsidiary from an integration perspective. What we have done is in Europe, we have moved our consulting folks into Lodestone, so this is not the original Lodestone. So by taking out Lodestone you will actually take out a lot of our old revenue which we had. So we will not be able to give you segregated growth.

Rajiv Bansal

Europe has seen 5.2% growth quarter-on-quarter this quarter. But there have been some cross currency benefits on Europe. If you exclude that, it is in line with the company growth this quarter.

Moderator

Thank you. The next question is from Keith Bachman of Bank of Montreal. Please go ahead.

Keith Bachman

I have a couple as well; to the first one, is if you could just talk about minimum directionally your contracted backlog today at this time versus last year and/or pipeline in a dollar value basis today versus last year? And are you seeing any difference in that pipeline and backlog in terms of yield or duration of how that will unfold into revenue?

S.D. Shibulal

I would consider the pipeline similar to what we had last year. We have a robust pipeline for large outsourcing deals. We have added a number of clients. So the client additions have been pretty strong. That also is a reflection of our pipeline. We have added 68 new clients, out of that 37 net additions are 37. We have won large outsourcing deals; 5 of them adding about up to $450 mn. So, our pipeline today is quite similar to what we had last year this time and it includes large outsourcing deals as well as transformational deals.

Keith Bachman

So you are suggesting the dollar amount of that pipeline is roughly flat with what it was last year?

S.D. Shibulal

That is approximately same. I would not say it is materially different.

Keith Bachman

Are you expecting a different yield of that pipeline, in other words, how that pipeline may transition to revenue?

S.D. Shibulal

Our yield has gone up, because if you look at our large outsourcing deal wins over the last few quarters, it has gone up compared with what it was 2 years back. In transformational deals, the yield has not changed but the velocity has come down, because of the discretionary spend tighten.

Keith Bachman

And then the second question for me is on your calls you mentioned what your utilization rate is, it is up for both including trainees and excluding trainees it has been up sequentially for about 7 straight quarters. Would you anticipate that continuing to go up for the next couple of quarters, and is there any targets that you are thinking about for your utilization levels?

S.D. Shibulal

These are two different numbers. Including trainees we will go up and down, because I can get 5,000 people to join tomorrow morning, my utilization will drop including trainees. So that is not a number to look at from a long-term perspective, because there are simple seasonalities in that number. Whenever large number of people joined our Mysore campus, our utilization including trainees will come down. So I really do not track it in that sense. I track the utilization excluding trainees. Now the excluding trainees’ utilization is 77.5%. With our scale we should be able to achieve somewhere between 80%-82%. So there is still headroom to improve utilization.

Keith Bachman

And the final one for me is you provided some guidance for the top line and I was just wondering if you care to make any comments on, your cash flow was up about 11% for the year in the first 2 quarters, would you anticipate that your growth of cash flow would follow the current trend or mirror the growth that you are anticipating in revenues?

Rajiv Bansal

I think this quarter we have done exceedingly well to collect our receivables. Our days of sales outstanding has fallen from 65 days to 62 days. We have collected almost about $2.12 bn this quarter alone. So I think that also shows the quality of revenues and our focus on collections. I will not predict the cash flows going forward because it depends on a lot of factors in terms of the billings, the collections and the investments. But I would say that we are a very focused company in terms of having a very healthy cash flow. We track cash flows as a percentage of operating profit and a net profit and use it as a parameter to measure our performance.

Moderator

Thank you. Our next question is from David Grossman of Stifel. Please go ahead.

David Grossman

I was just wondering if we could go back to some of the momentum that you have in the large contract market, some of your commentary that these are cost-competitive deals where you are focussed on, cost optimization on these contracts to realize the target margin. Can you help us better understand how these contracts are structured and what the profitability of these contracts look over their lifecycle?

S.D. Shibulal

These contracts are multi-year contracts. More often than not, there are productivity gains guaranteed within the contract. Some of them would be managed services contract, which means that the effort is hidden behind the contract, and there are stringent SLAs in these contracts. These are large outsourcing contracts. We are not talking about hardware takeover, we are talking about services. These are price-sensitive, they are highly competitive and they generally come below our average margins when we win them. That is why we have to focus on these large outsourcing contracts, improve their margins through multiple levers. Number one, is productivity improvement; number two, is tools and automation; number three is adjusting the onsite-offshore ratio; number four is making sure that the right set of people are on these programs with the right structure of the pyramid. There are multiple levers which we have which we can use over the period of the contract to make it closer or equal to our average margins and that is what we do. But knew when you are in a ramp up phase with these contracts, you have to get to steady state to start doing some of these improvements. When you start up a number of them simultaneously, you may see a short-term impact on the margins.

David Grossman

So in a typical contract these are like a 3 to 5 year kind of deals, is it the first year or two where you are below your target and then you always get into year say 3 year so you hit your target or that a different trajectory?

S.D. Shibulal

That is what it is. Somewhat similar to what you said.

David Grossman

And then second, Shibu, as you look at the change in your business mix and in your pricing structure in some of the more mature segments of the industry, can you help us better understand how you are thinking about the onsite-offshore mix and any plans that you may have to increase your onsite hiring and this is totally independent of the immigration bill but really more focused on business mix and where you see the market going?

S.D. Shibulal

Actually two distinct answers to this. Number one, we are focused on reducing our onsite effort; our onsite effort is comparatively higher now compared with the past. I have seen our onsite percentage as low as somewhere between 27% to 28% in the past and today we are at 31.2%. Quarter-on-quarter it has come down by 0.8%, so we have come down to 31.2%. Reducing onsite is a good way for us to provide better value to our clients, to create scale for ourselves because we can scale much faster offshore and then clients are also interested in reducing onsite and doing more work offshore. The immigration bill is definitely a driving force in this thought process, there is no doubt. But irrespective of the bill it makes sense for us to implement new methodologies, new technologies which can reduce our onsite effort. Now recruitment onsite, that is a completely different aspect, whichever way we look, we will have effort onsite. Today we use local recruits and deputees. We are looking forward to recruiting more and more locals, even from colleges locally to create local talent. As we do more and more transformation programs, as we do more and more mission-critical programs with our clients, it makes perfect sense to have local talent in the countries in which we operate.

David Grossman

So is one way to ask that, for example, the impact of more local hirings for those types of projects you offset that with increasing offsite mix if you will in the core business?

S.D. Shibulal

That is true, because our different businesses will operate with different onsite-offshore ratio. BPO operates at 10%; Infrastructure can probably operate at 20%, Consulting & Systems Integration will operate at 40%. At the end of day it is about managing the portfolio and lowering the mix.

David Grossman

And then just one last question. I think this may have come up a little bit earlier but we are all looking at this massive move in currency and just wondering, how do you manage if the rupee regains some momentum and normalizes at a much higher level relative to the dollar, how do we think about kind of your ability to navigate through that, if in fact you have the rupee returning to more historic levels Vs the dollar?

S.D. Shibulal

We have operated when the rupee was Rs.46 to $1, now we are operating at Rs.61 from 66 in the recent past. We have operated in this volatile environment for a very long period of time. If the rupee moves drastically at the end of the quarter or the last month of the quarter, it is very difficult for us to do anything about it. But if it is a gradual shift, we will be able to manage and that is what we have done in the past.

Moderator

As there are no further questions from participants, I now hand the conference back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call and spending time with us. We look forward to talking to you again in future. Thanks and have a good day. Bye.

Moderator

Thank you very much members of the management team. Ladies and gentlemen, on behalf of Infosys, that concludes this conference. Thanks you for joining us and you may now disconnect your lines.